File Pursuant to Rule 424(b)(3)
Registration No. 333-151632

SUPERFUND GOLD, L.P. – SERIES A-1, A-2 AND SERIES B-1, B-2 SUPPLEMENT
DATED FEBRUARY 17, 2012 TO PROSPECTUS DATED MAY 13, 2011

JANUARY 2012 PERFORMANCE UPDATE

	January 2012	Year to Date	Total NAV 01/31/12	NAV per Unit 01/31/12

Series A-1	11.70%	11.70%	$14,236,551	$1,671.23
Series A-2	11.89%	11.89%	$3,815,538	$1,818.91
Series B-1	12.16%	12.16%	$6,338,956	$1,392.59
Series B-2	12.35%	12.35%	$4,969,094	$1,461.54

          * All performance is reported net of fees and expenses

Fund results for January 2012:

          The Fund’s strategies produced mixed results in January as optimism toward a European debt resolution and positive economic growth indicators led investors to add risk. The U.S. dollar declined against major currencies as the “safety trade” unwound, accelerated by the Federal Reserve’s stated willingness to purchase additional bonds. Gold benefited from the dollar’s decline, posting a +10% gain, climbing solidly back above its 200-day moving average while base-metals surged on production cutbacks and anticipated Chinese demand. European Union negotiations with Greece, initially promising, weighed on equity markets towards month-end as leaders debated terms of a second rescue package worth 500 billion euro. Nymex gasoline trended higher throughout the month as supply concerns intensified due to multiple refinery closures while natural gas plummeted to a 10-year low on unseasonably warm winter temperatures and overabundant supply. The Fund’s short-term strategies contributed positively to performance with gains in bonds, stocks, and metals, while the Fund’s perpetual long gold position produced significant gains for the month.

          The Fund’s allocation to money market futures yielded robust returns as central banks universally maintained accommodative monetary policies. In the United States, minutes from the Federal Open Market Committee of the Federal Reserve revealed the Fed’s commitment to maintain interest rates at or near zero through 2014. The European Central Bank, having cut rates twice in the last three months, maintained rates at a record low of 1%, citing signs of stabilization. In the United Kingdom, the Bank of England also maintained a record low benchmark of 0.5%.

          The Fund’s allocation to currency markets yielded negative returns as the U.S. dollar reversed its recent uptrend as global economic concerns began to subside. What had been a flight to safety in the U.S. dollar in late 2011 reversed as investors chose risk exposure and yield over conservation. The euro reached a 17-month low before recovering on perceived EU debt negotiation progress. The Australian dollar sustained its climb on relative economic outperformance, attractive interest rates, and strength in commodity prices. South American currencies, which lost significant ground in 2011, advanced considerably against the U.S. dollar. The Japanese yen rallied sharply late, closing at a three-month high, as investors flocked to the currency given the short-term U.S. interest rate outlook.

          The Fund’s grain positions experienced moderate losses for the month. Lingering concerns over South American corn and soybean yields drove grains to multi-week highs before surprisingly bearish USDA figures abruptly reversed trends. The highly anticipated January USDA report caused significant declines mid-month on unexpected increases in corn production and inventories, resulting in losses for the Fund’s corn positions. Wheat traded in tandem with corn, pressured by weak exports, ample supply, and favorable winter crop conditions.

          The Fund’s exposure to the energy sector generated positive returns, led by long gasoline and short natural gas positions. Gasoline ended up +7.3% for the month, while an unusually warm winter and continued supply glut pushed natural gas to $2.231/btu, a 10-year low. The Fund experienced losses in Nymex crude oil amid a directionless trade as prices were range-bound between $98 and $103/bbl.

          The Fund’s perpetual long gold position produced sizable gains after the Federal Open Market Committee of the U.S. Federal Reserve announced that interest rates would remain low through 2014, sparking U.S. dollar worries. The ongoing EU debt crisis also continues to keep the euro weak. The instability associated with these currencies provided strong support for safe-haven assets.

          Other market sectors, relative to those discussed above, did not have a substantial impact on the month’s overall performance.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

          This Supplement updates certain information contained in the Superfund Gold, L.P. Prospectus and Disclosure Document dated May 13, 2011 (the “Prospectus”). Except as updated hereby, all information in the Prospectus is current as of its date. All capitalized terms used in this Supplement have the same meaning as in the Prospectus unless specified otherwise. Prospective investors should review the contents of both this Supplement and the Prospectus carefully before deciding whether to invest in Superfund Gold, L.P.

THE RISKS YOU FACE

MF Global Exposure; Reserves Taken as a Result of such MF Global Exposure

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          The Fund held assets on deposit in accounts at MF Global as of October 31, 2011, the date that the liquidation proceedings commenced with respect to MF Global. As a result of such liquidation proceedings, customer accounts at MF Global were, and continue to be as of the date hereof, frozen, at least in part, including accounts belonging to the Fund. On November 2, 2011, the CFTC reported an estimated 11.6% shortfall in the customer segregated funds account of MF Global. On November 21, 2011, the SIPC liquidation Trustee announced that the shortfall in the customer segregated funds account could be as much as 22% or more. Following discussions with the Fund’s auditor, the General Partner caused the Fund to take a reserve to account for the Fund’s estimated exposure to such 22% shortfall as of October 31, 2011. The foregoing reserve was based upon information available at the time such reserve was taken and is in accordance with generally accepted accounting principles, although there can be no assurance that any actual shortfall will not be greater than the Trustee’s estimate (or that customer funds will not be located reducing the estimated shortfall). As additional information becomes available, additional reserves may be taken or prior reserves reversed, which will be accounted for in accordance with generally accepted accounting principles as of the time that such information is then available (and not as of the date that the liquidation proceedings commenced with respect to MF Global). As a result, all Limited Partners will participate in any future reserves taken (resulting in decreases in the Fund’s net asset value) or any reversal of prior reserves (resulting in increases in the Fund’s net asset value) to the extent that such Limited Partner holds Units at the time that such reserve is taken or reversed.

THE CLEARING BROKERS; ADMINISTRATION

          Under this heading, the following is added at the end of “— MF Global Inc.”:

          On October 31, 2011, MF Global reported to the SEC and CFTC possible deficiencies in customer segregated accounts held at the firm. As a result, the SEC and CFTC determined that a liquidation led by SIPC would be the safest and most prudent course of action to protect customer accounts and assets, and SIPC initiated the liquidation of MF Global under the Securities Investor Protection Act.

          As of October 31, 2011 approximately $337,000 of Series A-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of Series A-1’s net asset value of approximately $15.26 million as of October 31, 2011. The Series A-1 reserve taken reduced the net asset value by $74,147 as of October 31, 2011 (or approximately $8.52 per Series A-1 Unit).

          As of October 31, 2011 approximately $87,000 of Series A-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 2.2% of

Series A-2’s net asset value of approximately $3.94 million as of October 31, 2011. The Series A-2 reserve taken reduced the net asset value by $19,084 as of October 31, 2011 (or approximately $9.21 per Series A-1 Unit).

          As of October 31, 2011 approximately $276,000 of Series B-1 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-1’s net asset value of approximately $6.93 million as of October 31, 2011. The Series B-1 reserve taken reduced the net asset value by $60,598 as of October 31, 2011 (or approximately $13.05 per Series B-1 Unit).

          As of October 31, 2011 approximately $186,000 of Series B-2 assets were still on deposit in an account(s) at MF Global. These assets represent approximately 4.0% of Series B-2’s net asset value of approximately $4.69 million as of October 31, 2011. The Series B-2 reserve taken reduced the net asset value by $40,923 as of October 31, 2011 (or approximately $13.63 per Series B-2 Unit).

          The General Partner does not believe that the MF Global liquidation will have a material impact on the ongoing trading operations of the Fund. However, because MF Global is still in the liquidation process as of today, further developments in the MF Global liquidation proceedings may have an impact on the ability of the Fund to:

•	satisfy redemption requests in the normal 20-day time period;
•	adequately value redemption requests in the ordinary timeframe;
•	accept new subscriptions and properly value the net asset value for new subscribers; and
•	provide for accurate valuation in the Fund’s account statements provided to Limited Partners.

Prospective investors are also cautioned that there can be no assurances:

•	that the Fund will have immediate access to any or all of its assets in accounts held at MF Global; and
•	as to the amount or value of those assets in the context of the bankruptcy.

          Prospective investors should also be aware that future actions involving MF Global may impact the Fund’s ability to value the portion of its assets held at MF Global and/or delay the payment of a Limited Partner’s pro rata share of such assets upon redemption.

          Effective October 31, 2011, MF Global is no longer a futures commission merchant for the Fund. ADM Investor Services, Inc., Barclays Capital Inc. and Rosenthal Collins Group, L.L.C continue to act as clearing brokers for the Fund.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this Prospectus Supplement. Any representation to the contrary is a criminal offense.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED UPON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT SUPPLEMENT.

Periodic Adjustments to the Series’ Dollar for Dollar Gold Position

Commencing November 1, 2011, Superfund Capital Management, Inc. began adjusting each Series’ dollar for dollar gold position periodically throughout the month to reflect profits and losses from the Series’ futures and forward trading activities and interest income, so as to maintain a long gold futures position with a notional, or face, value approximately equal to the Series’ net asset value throughout the month. These adjustments are in addition to the adjustments made to the dollar for dollar gold position by Superfund Capital Management at the beginning of each month to reflect additions to and redemptions of Series capital.

SUPERFUND GOLD, L.P. – SERIES A-1
JANUARY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2012)

STATEMENT OF INCOME

JANUARY 2012

Investment income, interest	$(21)

Expenses
Management fee	26,805
Ongoing offering expenses	—
Operating expenses	8,935
Selling commissions	23,827
Other expenses	(387)
Incentive fee	—
Brokerage commissions	15,706
Total expenses	74,887

Net investment gain (loss)	(74,907)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(422,567)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	1,988,954

Net gain(loss) on investments	1,566,386

Net increase (decrease) in net assets from operations	$1,491,479

STATEMENT OF CHANGES IN NET ASSET VALUE

JANUARY 2012

Net assets, beginning of period	$13,162,861

Net increase (decrease) in net assets from operations	1,491,479

Capital share transactions
Issuance of shares	238,000
Redemption of shares	(655,894)

Net increase(decrease) in net assets from capital share transactions	(417,894)

Net increase(decrease) in net assets	1,073,585

Net assets, end of period	$14,236,446

NAV Per Unit, end of period	$1,671.23

SUPERFUND GOLD, L.P. – SERIES A-2
JANUARY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2012)

STATEMENT OF INCOME

JANUARY 2012

Investment income, interest	$(5)

Expenses
Management fee	7,172
Ongoing offering expenses	—
Operating expenses	2,391
Other expenses	(104)
Incentive fee	—
Brokerage commissions	4,202
Total expenses	13,661

Net investment gain (loss)	(13,666)

Realized and unrealized gain (loss) on investments
Net realized gain (loss) on futures and forward contracts	(113,061)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	532,185

Net gain(loss) on investments	419,125

Net increase (decrease) in net assets from operations	$405,458

STATEMENT OF CHANGES IN NET ASSET VALUE

JANUARY 2012

Net assets, beginning of period	$3,367,360

Net increase (decrease) in net assets from operations	405,458

Capital share transactions
Issuance of shares	98,000
Redemption of shares	(55,174)

Net increase(decrease) in net assets from capital share transactions	42,826

Net increase(decrease) in net assets	448,284

Net assets, end of period	$3,815,643

NAV Per Unit, end of period	$1,818.89

SUPERFUND GOLD, L.P. – SERIES B-1
JANUARY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2012)

STATEMENT OF INCOME

JANUARY 2012

Investment income, interest	$(22)

Expenses
Management fee	11,936
Ongoing offering expenses	—
Operating expenses	3,979
Selling commissions	10,609
Other expenses	(65)
Incentive fee	—
Brokerage commissions	10,060
Total expenses	36,518

Net investment gain(loss)	(36,540)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(182,683)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	906,534

Net gain(loss) on investments	723,851

Net increase (decrease) in net assets from operations	$687,311

STATEMENT OF CHANGE IN NET ASSET VALUE

JANUARY 2012

Net assets, beginning of period	$5,791,294

Net increase (decrease) in net assets from operations	687,311

Capital share transactions
Issuance of shares	34,333
Redemption of shares	(173,925)

Net increase (decrease) in net assets from capital share transactions	(139,591)

Net increase(decrease) in net assets	547,720

Net assets, end of period	$6,339,014

NAV Per Unit, end of period	$1,392.59

SUPERFUND GOLD, L.P. – SERIES B-2
JANUARY 2012 ACCOUNT STATEMENT
(Prepared from Books without Audit for the Month ended January 31, 2012)

STATEMENT OF INCOME
JANUARY 2012

Investment income, interest	$(17)

Expenses
Management fee	9,340
Ongoing offering expenses	—
Operating expenses	3,113
Other expenses	(51)
Incentive fee	—
Brokerage commissions	7,873
Total expenses	20,275

Net investment gain(loss)	(20,292)

Realized and unrealized gain(loss) on investments
Net realized gain(loss) on futures and forward contracts	(142,926)
Net change in unrealized appreciation (depreciation) on futures and forward contracts	709,332

Net gain(loss) on investments	566,406

Net increase (decrease) in net assets from operations	$546,114

STATEMENT OF CHANGE IN NET ASSET VALUE

JANUARY 2012

Net assets, beginning of period	$3,942,889

Net increase (decrease) in net assets from operations	546,114

Capital share transactions
Issuance of shares	500,000
Redemption of shares	(19,946)

Net increase (decrease) in net assets from capital share transactions	480,055

Net increase(decrease) in net assets	1,026,168

Net assets, end of period	$4,969,057

NAV Per Unit, end of period	$1,461.54

TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE INFORMATION CONTAINED HEREIN IS ACCURATE AND COMPLETE.

/s/ Nigel James
Nigel James, President
Superfund Capital Management, Inc.
General Partner
Superfund Gold, L.P.